FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For May 9, 2007

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044 and 333-133330) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for May 9, 2007 and incorporated by reference herein is the Registrant's immediate report dated May 9, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Oranit Berko —————————————— Oranit Berko Corporate Controller

Dated: May 9, 2007

BLUEPHOENIX SOLUTIONS ANNOUNCES KEY STRATEGIC ACQUISITION OF
ST. PETERSBURG, RUSSIA OFF SHORE FACILITY

Herzlia, Israel –May 9, 2007 – BluePhoenix Solutions Ltd. (NASDAQ: BPHX), the leader in value-driven legacy modernization, today reported closing on a strategic acquisition of an off-shore facility in St. Petersburg, Russia.

Based on analyses of near-term business needs and projections of future developments, BluePhoenix has made a strategic decision to open a large off-shore center in St. Petersburg, Russia. A definitive agreement of the acquisition of a company that, through a wholly owned branch, employs approximately 150 highly professional developers in St. Petersburg was signed today. The initial investment will be followed by additional payments based on a three year performance formula, according to the actual contribution to BluePhoenix operating profit in 2007, 2008 and 2009.

This extensive skilled labor base will be trained to provide massive support to BluePhoenix’s project delivery system and enhance its R&D department. Following extensive research, BluePhoenix’s management came to the conclusion that it would be easier and more efficient to recruit additional professional personnel in Russia, and establish the company’s largest off-shore center there. The great number, and variety of talented graduates from local universities with a diligent work ethic, makes for a relatively easy to recruit and train work force. Similarly, St. Petersburg is very close to BluePhoenix’s European offices, and therefore can provide easy access for customers who may be interested in post-modernization services that will be provided from a near, although off-shore, location.

“With our projections of accelerated growth over the next few years, it is our duty to increase our profit and maintain BluePhoenix’s positive cash flow. The establishment of the St. Petersburg office is the most important step we have taken so far to support our global growth. I believe that within less then five months the St. Petersburg office will be fully integrated into our global operations. The utilization of the Russian office will save more than $3 Million per year, and will reduce costs, while helping us to recruit new professionals, and increase our profitability,” concluded Arik Kilman, Chief Executive Officer.

About BluePhoenix Solutions (www.bphx.com)

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value driven modernization solutions for legacy information systems. BluePhoenix’s offering includes a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, rehosting and renewal. Leveraging over twenty years of best practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix’s solutions serve companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing and retail. Among its prestigious customers are: Aflac, DaimlerChrysler, Danish Commerce and Companies Agency, Europe Assistance, Lawson Products, Los Angeles County Employees Retirement Association, Merrill Lynch, SDC Udvikling and TEMENOS. BluePhoenix has 13 offices in the U.S., UK, Denmark, Germany, Italy, Russia, Romania, Cyprus and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

All names and trademarks are their owners’ property.

Company Contact: Iris Yahal +972-9-9526110

Investor Contact: Paul Holm +1-212-888 4570